UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __ )

                            Ithaka Acquisition Corp.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    465707107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 465707107                   13G                     Page 2 of 9  Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           P. Schoenfeld Asset Management LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             600,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            600,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           600,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 465707107                   13G                     Page 3 of 9  Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Peter M. Schoenfeld
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             600,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            600,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           600,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of Ithaka Acquisition Corp., a Delaware corporation.


Item 1(a):     Name of Issuer:
---------      --------------

     The name of the issuer is Ithaka Acquisition Corp. (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

     The Company's principal executive office is located at 100 South Pointe Drive, 23rd Floor, Miami, Florida 33139.

Item 2(a):     Name of Person Filing:
---------      ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. P. Schoenfeld Asset Management LLC, a New York limited liability company ("PSAM"), which serves as a registered investment adviser to certain funds and managed accounts (collectively, the "Funds"), with respect to shares of Common Stock directly beneficially owned by the Funds (the "Shares"); and

     2. Peter M. Schoenfeld ("Mr. Schoenfeld"), the managing member of PSAM, with respect to the Shares.

     PSAM may be deemed to beneficially own the Shares by virtue of its position as investment adviser to the Funds. Mr. Schoenfeld may be deemed to beneficially own the Shares by virtue of his position as managing member of PSAM. PSAM and Mr. Schoenfeld are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None,
---------      -------------------------------------------------
               Residence:
               ---------

     The address of the principal business office of each of the Reporting Persons is 1350 Avenue of the Americas, 21st Floor, New York, New York 10019.

Item 2(c):     Citizenship:
---------      -----------

     PSAM is organized under the laws of the State of New York. Mr. Schoenfeld is a United States citizen.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

     Common Stock, $0.0001 par value ("Common Stock")

Item 2(e):     CUSIP Number:
---------      ------------

     465707107

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               --------------------------------------------

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [X]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ]  Employee Benefit Plan or Endowment Fund in accordance with 13d-1
              (b)(1)(ii)(F),
     (g) [X] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:
------         ---------

     A. PSAM
        ----

     (a) Amount beneficially owned as of the date which requires filing of this
Schedule 13G: 600,000. PSAM shares beneficial ownership of the Shares with the various Funds.
     (b) Percent of class: 5.5%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 10,974,100 shares of Common Stock issued and outstanding, as of November 13, 2006, as reflected in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 600,000
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 600,000

     B. Mr. Schoenfeld
        --------------
     (a) Amount beneficially owned as of the date which requires filing of this
Schedule 13G: 600,000
     (b) Percent of class: 5.5%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 600,000
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 600,000

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

     Other than as set forth herein, the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G, is held by certain of the Funds, no one of which possesses such right with respect to five percent or more of the total outstanding Common Stock.

Item 7:        Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

     Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

     Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

     Not applicable.

Item 10:       Certification:
-------        -------------

     Each Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 2007


                                             P. SCHOENFELD ASSET MANAGEMENT LLC


                                             By:  /s/ Peter M. Schoenfeld
                                                  ------------------------------
                                                  Name:   Peter M. Schoenfeld
                                                  Title:  Managing Member





                                             /s/ Peter M. Schoenfeld
                                             -----------------------------------
                                             Peter M. Schoenfeld



    [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO ITHAKA ACQUISITION CORP.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, by and between P. Schoenfeld Asset Management LLC and Peter M. Schoenfeld, dated February 9, 2007.